FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

 TRILLIUM THERAPEUTICS PROVIDES UPDATE ON PHASE 1 STUDY OF
TTI-621 AND DOSE ESCALATION TO 2.0 MG/KG LEVEL

CAMBRIDGE, MA, July 30, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX:TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, provided an update today on its ongoing phase 1b dose optimization study of TTI-621 in patients with relapsed and/or refractory cutaneous T-cell lymphoma (CTCL). TTI-621 is an innate immune checkpoint inhibitor targeting CD47, a "don't eat me" signal that cancer cells use to evade destruction by the immune system.

"We are pleased to report that we have successfully completed the safety assessment part of the 1.4 mg/kg cohort, with no DLTs observed," said Jan Skvarka, President and Chief Executive Officer of Trillium. "After experiencing a temporary slow-down in patient enrollment due to Covid-19, we are now moving ahead with the 2.0 mg/kg dose level, and anticipate dosing the first patient in early August 2020."

TTI-621 Phase 1b Study Update

  15 relapsed/refractory CTCL patients have been enrolled in the first 4 cohorts, and were treated with TTI-621 monotherapy at doses up to 1.4 mg/kg.
  Dose limiting toxicity (DLT) evaluation of Cohort 4 (1.4 mg/kg dose level) has been successfully completed and dose escalation is now continuing at 2.0 mg/kg.
  Data related to clinical activity, pharmacokinetics and pharmacodynamics are not yet available for the 1.4 mg/kg cohort.

Trillium intends to provide an update on its TTI-621 and TTI-622 studies at the American Society for Hematology Annual Meeting in December 2020.

About TTI-621

TTI-621 is a SIRPαFc decoy receptor consisting of the CD47-binding domain of human SIRPα linked to an IgG1 Fc region. It is designed to enhance phagocytosis and anti-tumor activity by preventing CD47 from delivering its inhibitory signal. Importantly, TTI-621 does not bind appreciably to human red blood cells, providing a key differentiation feature.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "don't eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, the expected dosing of patients in August 2020 and the timing of the release of further data on Trillium's TTI-621 and TTI-622 studies. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the impact of the Covid-19 pandemic on its operations, the effectiveness and timeliness of clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Company Contact:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Contact:

Mike Beyer
Sam Brown Inc.

312-961-2502

mikebeyer@sambrown.com